Room 4561

August 4, 2006

Michael L. Chasen
Chief Executive Officer
Blackboard Inc.
1899 L Street, N.W.
Washington, DC 20036

      Re: Blackboard Inc.
                Form 10-K for Fiscal Year Ended December 31, 2005
                Filed February 15, 2006
                File no. 0-50784

Dear Mr. Chasen:

      We have completed our review of your Form 10-K and have no further comments at this time.

                      Sincerely,

                      Kathleen Collins
                      Accounting Branch Chief